United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934



                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)



                                     Common
                                     ------
                         (Title of Class of Securities)


                                      None
                                      ----
                                 (Cusip Number)


Bernard F. Pracko, II, 7609 Ralston Road, Arvada, Colorado 80002 - 303-422-8127
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 29, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Bernard F. Pracko, II

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

         50,000


8.       Shared Voting Power

         0

9.       Sole Dispositive Power


         50,000


10.      Shared Dispositive Power

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         50,000


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         less than 1% at May 3, 2005


14.      Type of Reporting Person

         a) IN

ITEM 1.  SECURITY & Issuer


         This statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 7 Dey Street, Suite 900, New York, NY 10007.


ITEM 2.

I.       a.       Bernard F. Pracko, II

         b.       7609 Ralston Road, Arvada, Colorado 80002

         c. President - Fayber Associates, Inc., 234 Columbine, # 300-B, Denver, CO 80206; President - Fayber Capital, Inc., 234 Columbine, # 300-B, Denver, CO 80206; Former President of Fayber Group, Inc.

         d. The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

CUSIP NO.: None                                                Page 3 of 5 Pages

ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS


         The Company issued Bernard F. Pracko, II 50,000 shares of common stock and a Promissory Note for $20,000 in exchange for 15,000,000 shares of common stock of Fayber Group, Inc. on April 29, 2005. Please see Exhibit 10.1.

ITEM 4.  PURPOSE OF THE TRANSACTION

         This is the final report of the Reporting Person. The Reporting Person is no longer required to file.

         There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

         (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

         (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.

         (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

         (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum is Secretary. Theodore A. Greenberg, Pierce McNally and Steven Katz were appointed Directors.

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. 50,000 common shares of Infinity Capital Group, Inc. are owned beneficially and of record by Bernard F. Pracko, II.

         b. Bernard F. Pracko, II has sole power to vote and dispose of 50,000 shares of common stock.

         c. Bernard F. Pracko, II entered into an Exchange Agreement on April 29, 2005 whereby 15,000,000 shares of Fayber Group, Inc. were exchanged for a $20,000 Promissory Note and 50,000 common shares of Infinity Capital Group, Inc. These shares were exchanged specifically for the purpose of effecting the merger between Infinity Capital Group, Inc. and Fayber Group, Inc.

         d.       Not Applicable

         e.       Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Please see the  Exchange  Agreement  and  Representations  attached  as
Exhibit 10.1.


ITEM 7.  EXHIBITS


         10.1 Exchange Agreement and Representations between Bernard F. Pracko, II and Infinity Capital Group, Inc.

CUSIP NO.: None                                                Page 5 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 4, 2005                  /s/Bernard F. Pracko, II
                                    -------------------------
                                    Bernard F. Pracko, II